SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of
The Securities Exchange Act of 1934

For September 7, 2005

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor

Mississauga, Ontario  L4V 1P1

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

By: /s/: Alida Gualtieri
General Counsel & Secretary

Dated: September 7, 2005

For Immediate Release

September 7, 2005

DRAXIS Contract Manufacturing Resumes Production

Guidance for 2005 revised following extended shutdown

MISSISSAUGA, ONTARIO, SEPTEMBER 7, 2005 - DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) has begun to resume production of sterile and lyophilized products at DRAXIS Pharma, its pharmaceutical contract manufacturing division, following a previously announced extension of its regular summer shutdown.  The extension of the shutdown did not in any way affect the production of non-sterile products by DRAXIS Pharma or radiopharmaceutical products sold by the DRAXIMAGE division. Since the delay in resuming production in these two areas will result in some production and associated revenues planned for 2005 being scheduled into early 2006, DRAXIS has revised a portion of its guidance for 2005.

Total consolidated revenues for 2005 are now expected to range from US$80 million to $84 million, an increase of 15% to 21% over 2004 revenues of US$69.3 million.  Revenues for 2005 had previously been expected to range from US$88 to 92 million.  Basic earnings per share from continuing operations for 2005 are now expected to range between 23 cents and 26 cents, compared to EPS of 20 cents for 2004. Basic EPS for 2005 had previously been expected to range from 27 to 30 cents per share. The EPS for the second half of 2005 are currently expected to be apportioned about 1/3 for the third quarter of 2005 and 2/3 for the fourth quarter of 2005. Cash flows from operating activities for 2005 are still expected to be at least US$10 million for 2005.

The regular summer shutdown for maintenance in the company’s Montreal facility was scheduled to run for two to three weeks.  However, near the end of this initial period, it became necessary to replace additional major pieces of equipment in the sterile and lyophilized products area and to conduct further cleaning and validation of the facility’s sterile core, thus extending the shutdown for sterile products. Production in the sterile core will now gradually ramp up to become fully operational at normal production levels after a total period of approximately seven weeks from the start of the shutdown, instead of the initially planned two to three weeks.

The financial impact of the extended shutdown period on DRAXIS is expected to be partially mitigated by an expense reduction program which has been put in place.  A short-term departmental layoff of 97 staff primarily associated with the production and/or packaging of sterile and lyophilized products has been implemented, under the terms of the collective agreement with the United Food and Commercial Workers International Union, local 291P.  It is expected that employees will be called back as required and as affected operations ramp up to full production.  In addition, further expense management controls have been implemented throughout the DRAXIS Pharma division and elsewhere as required.

The entire sterile and lyophilized products production area has now been prepared for production and approved by the DRAXIS quality control department to commence operations.  Production of scheduled lyophilized and ampoule products has now begun and production of sterile topical products and products filled into vials will come on line over the course of the next week.  The balance of the sterile products will resume production over the course of the next two to three weeks.

DRAXIS Pharma has maintained close contact with those customers affected by the extended shutdown and has shared its action plans and activity schedules with those key customers most affected by this disruption in the production schedule.  DRAXIS will continue its program of close co-operation with these customers as new production priorities are established, based on factors such as customers’ existing inventories, the impact of batches produced prior to the scheduled shutdown and customers’ projected requirements going forward.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston,	Mark Oleksiw,
Executive Director, Investor Relations	Chief Financial Officer
Tel: 877-441-1984	Tel: 514-630-7062